Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of June 30, 2017, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2017, and for the six months and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2016, which appears in our Form 20-F filed with the Securities and Exchange Commission on March 31, 2017, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Revenues for the three months ended June 30, 2017, were USD 82 thousand, a decrease of USD 16 thousand, or 16%, compared to USD 98 thousand for the three months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 34 thousand during the three months period ended June 30, 2017. Revenues for the six month ended June 30, 2017, were USD 196 thousand, a decrease of USD 164 thousand, or 46%, compared to USD 360 thousand for the six months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 144 thousand and to one of Israel's leading industrial companies in the amount of approximately USD 118 thousand during the six months period ended June 30, 2017.

Gross profit for the three months ended June 30, 2017, was USD 53 thousand, a decrease of USD 15 thousand, compared to USD 68 thousand gross profit for the three months ended June 30, 2016. This decrease was primarily due to the decrease in the company revenues during the three months ended June 30, 2017. Gross loss for the six months ended June 30, 2017, was USD 177 thousand, a decrease of USD 416 thousand, compared to USD 239 thousand gross profit for the six months ended June 30, 2016. This decrease was primarily due to an inventory impairment of USD 297 thousand and a decrease on revenues as described above.

Research and development expenses for the three months ended June 30, 2017, were USD 615 thousand, a decrease of USD 488 thousand, or 44%, compared to USD 1,103 thousand for the three months ended June 30, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Research and development expenses for the six months ended June 30, 2017, were USD 1,090 thousand, a decrease of USD 1,223 thousand, or 53%, compared to USD 2,313 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Sales and marketing expenses for the three months ended June 30, 2017, were USD 236 thousand, a decrease of USD 512 thousand, or 68%, compared to USD 748 thousand for the three months ended June 30, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Sales and marketing expenses for the six months ended June 30, 2017, were USD 382 thousand, a decrease of USD 1,114 thousand, or 75%, compared to USD 1,496 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

General and administrative expenses for the three months ended June 30, 2017, were USD 550 thousand, decrease of USD 353 thousand, or 39%, compared to USD 903 thousand for the three months ended June 30, 2016. This decrease resulted primarily due to a decrease in professional fees expenses and the cost reduction program which was implemented by the Company since the third quarter of 2016. General and administrative expenses for the six months ended June 30, 2017, were USD 1,939 thousand, a decrease of USD 84 thousand, or 4%, compared to USD 2,023 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Operating loss for the three months ended June 30, 2017, was USD 1,348 thousand, compared to USD 2,686 thousand in the three months ended June 30, 2016. The decrease in operating loss was due to all of the reasons described above.

Operating loss for the six months ended June 30, 2016, was USD 3,588 thousand, compared to USD 5,593 thousand in the six months ended June 30, 2016. The decrease in operating loss was due to all of the reasons described above.

Profit from changes in fair value of warrants issued to investors for the three months ended June 30, 2017, were USD 2,137 thousand, an increase of USD 2,136 thousands compared to the three months ended June 30, 2016. This increase resulted primarily due to the changes in warrants fair value as of June 30, 2017. Profit from changes in fair value of warrants issued to investors for the six months ended June 30, 2017, were USD 2,334 thousand, an increase of USD 2,325, compared to the six months ended June 30, 2016. The reason for the increase is similar to the one discussed above in the three-month comparison.

The Company held USD 7.0 million in cash and cash equivalents as of June 30, 2017.

Net cash used in operating activities was USD 1.4 million for the three months ended June 30, 2017, compared to net cash used in operating activities of USD 2.9 million for the corresponding 2016 period. The USD 1.5 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Net cash used in operating activities was USD 2.6 million for the six months ended June 30, 2017, compared to net cash used in operating activities of USD 5.9 million for the corresponding 2016 period. The USD 3.3 million decrease in net cash used in operating activities during the six-month period in 2017, compared to the six-month period in 2016 is similar to the one discussed above in the three-month comparison.